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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2003

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

FOR IMMEDIATE RELEASE

SBS BROADCASTING COMPLETES PAN-NORDIC RADIO CONSOLIDATION

SBS to acquire Radio 1 in Norway and Radio 2 in Denmark from
Clear Channel and Norsk Aller

Pan-Nordic Footprint to Include 52 Radio Stations
Spanning the Major Scandinavian Markets following Completion of Acquisitions and
Swedish Radio Merger with Bonnier

        LUXEMBOURG, July 17, 2003—SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS), which currently owns and operates 19 radio stations in Scandinavia, announced today that its has agreed to acquire Radio 1 Norge AS in Norway and Radio 2 A/S in Denmark as part of the expansion of its radio operations in Scandinavia. The total purchase price of these acquisitions is approximately Euro 17.5 million, which will be paid in SBS common shares, subject to certain guarantees. SBS agreed to acquire Radio 1 Norge AS and Radio 2 A/S from wholly owned subsidiaries of Clear Channel Communications, Inc. (NYSE:CCU) and from Norsk Aller AS. The acquisitions, which are subject to regulatory approvals in Norway and other conditions precedent, are expected to close in mid-August 2003.

        With eight radio stations, Radio 1 Norge is the second largest commercial radio operation in Norway. Radio 2 operates 10 radio stations in Denmark and is the second largest commercial radio operation in Denmark. During 2002, Radio 1 Norge AS and Radio 2 A/S had consolidated revenues of approximately Euro 12 million and Euro 5.5 million, respectively. SBS recently announced that it has agreed to merge its Swedish radio assets with the Swedish radio assets of Bonnier Radio AB, which had consolidated revenues of approximately Euro 11 million in 2002. Following the completion of these transactions, SBS will operate and control 52 radio stations across the major Scandinavian markets.

        Commenting on the announcement, Markus Tellenbach, Chief Executive Officer of SBS, said: "The primary goal of SBS's radio strategy is to become the leading radio operator in the Scandinavian region. This transaction represents a significant step towards achieving this goal by completing SBS's Scandinavian radio footprint with entry into the Norwegian radio market, as well as by enhancing our strong position in Denmark. We are convinced that the radio business in the Scandinavian markets is in relatively early stages of development and has significant growth potential. In addition, we are well positioned to exploit marketing synergies between our radio and television operations in the region and to aggressively pursue the opportunities that consolidation provides to improve operating performance."

        Robert Cohen, President, Clear Channel International Radio, commented, "With a distinguished group of media properties in Scandinavia, including a strong radio presence in Sweden, Denmark, Finland and now Norway, SBS is well positioned to serve listeners, advertisers and the operating staff. The media industry in general, and particularly the radio industry in the Nordic region, will continue to see benefits from consolidation. In this particular instance, Clear Channel and Norsk Aller chose not to be the consolidators. Clear Channel will focus on its existing outdoor and entertainment businesses in Scandinavia. Clear Channel's international radio division will focus on developing its radio properties in Australia, New Zealand, and Mexico, and on identifying additional opportunities for growth."

        Radio 1 in Norway owns and operates four stations in the Oslo region, two stations in Bergen, and one station in Trondheim and Stavanger. Radio 1 also runs a nation-wide news network that serves over 1 million listeners a week. SBS currently operates television station TVNorge in Norway.

        Radio 2 in Denmark owns and operates Radio Uptown, Nyhedsradioen 24-7 A/S, Radio Fredericia ApS and Radio 2 Distribution. SBS's radio operations in Demark currently include The Voice, Pop FM and Kiss FM. SBS also operates television stations TVDanmark 1 and TVDanmark 2.

        In Sweden, following the pending merger with Bonnier, SBS will operate 19 radio stations as well as television station Kanal 5. SBS also operates seven radio stations in Finland, bringing its total Nordic radio properties to 52.

About SBS Broadcasting SA

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

About Clear Channel Communications, Inc.

        Clear Channel Communications, Inc., headquartered in San Antonio, Texas, is a global leader in the out-of home advertising industry with radio and television stations, outdoor advertising displays, and live entertainment venues in 65 countries around the world.

Forward-Looking Statements

        This news release contains both historical information and forward-looking information. Statements of plans, objectives, strategies and expectations for future operations and results and benefits of the pending transactions described herein are forward-looking statements. Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from our expectations. In addition to other possible factors not listed, factors that could cause the actual results and benefits of these pending transactions to differ materially from those expressed in forward-looking statements include, without limitation, the effects of, and changes in, regulation and government policy; the effects of changes in the rates of advertising spending; the effects of competition, including responses to the pending transactions; and other factors, including but not limited to those discussed in SBS's Securities and Exchange Commission filings, including but not limited to its Form 20-F (as amended) for the fiscal year ended December 31, 2002. SBS undertakes no obligation to update information contained in this release.

For further information please contact:

SBS Investors: Catherine Wang/Michael Smargiassi Brainerd Communicators Tel: +1 212 986 6667 wang@braincomm.com smarg@braincomm.com	SBS Press: Jeff Pryor Pryor Associates Tel: +1 818-382 2233 jeff@pryorpr.com

Clear Channel Communications:
Lisa Dollinger
Sr. Vice President, Corporate Communications, Clear Channel Communications
Tel: + 1 210 832 3474

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2003
SBS BROADCASTING S.A.
	By:	/s/ Markus Tellenbach
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

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SBS BROADCASTING COMPLETES PAN-NORDIC RADIO CONSOLIDATION
SIGNATURES